06006000

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/23/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

OFFICIAL SEAL
KRISTIE A ELSTROM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-04-07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vision Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 North River Road
(No. and Street)

Rosemont (City) IL (State) 60018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O. Bacon, FINOP
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. 203 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James O. Bacon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vision Investment Services, Inc.**, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KRISTIE A ELSTROM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-04-07

Signature

Vice President, FINOP
Title

Kristie A Elstrom
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Vision Investment Services, Inc.
Rosemont, Illinois

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. and subsidiaries as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. and subsidiaries as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 14, 2006

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Vision Investment Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	583,879
Deposit with clearing broker		25,000
Receivable from broker-dealer		1,571,581
Commissions receivable		11,483
Receivables, other		51,426
Securities owned, at market value		116,094
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $42,987		41,568
Other assets		104,853
Total assets	$	2,505,884

Liabilities and Stockholder's Equity

Commissions payable	$	10,335
Accrued expenses and other liabilities		707,150
Total liabilities		717,485
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, $10 par value; authorized 10,000 shares; issued and outstanding 100 shares		1,000
Additional paid-in capital		2,503,301
Accumulated deficit		(715,902)
Total stockholder's equity		1,788,399
Total liabilities and stockholder's equity	$	2,505,884

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Organization and Significant Accounting Policies

Vision Investment Services, Inc. and subsidiaries (the Company) is a wholly owned indirect subsidiary of MB Financial, Inc. (the Parent).

Vision Investment Services, Inc., a registered broker-dealer in securities under the Securities Exchange Act of 1934, is an introducing broker-dealer in the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Vision Investment Services, Inc. and its wholly owned subsidiary, Vision Insurance Services, Inc., are both insurance agencies that sell annuities and insurance policies. Vision Asset Management, Inc., Vision Investment Services, Inc.'s other wholly owned subsidiary, is a registered investment advisor under the Investment Advisors Act of 1940.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Basis of consolidation: The Company's consolidated financial statements include all accounts of Vision Investment Services, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company's primary sources of revenues are generated by commissioned sales representatives located at financial institutions (the Parent's offices as well as third party banks and thrifts). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on the trade date.

Cash and cash equivalents: Cash on deposit, in money market funds and highly liquid investments with original maturity of three months or less are considered cash and cash equivalents.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis using estimated useful lives of the related assets. The useful lives of all furniture, equipment and leasehold improvements range from 2 to 7 years.

Securities owned, at market value: Securities owned consist of corporate stock, recorded at market value. The difference between cost and market value is included in other income on the consolidated statement of operations.

Income taxes: The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Other income: Other income mainly consists of reimbursements from financial institutions for costs associated with certain software application and interest income for commissioned sales representatives.

Note 2. Related Party Transactions and Income Taxes

The Company maintains operating cash accounts at the Parent. At December 31, 2005, the Company had $583,679 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider and the Company remits payment to the Parent for its payroll. All payroll processing expenses are born by the Parent.

At December 31, 2005, there was a net tax payable to the Parent of $3,143 included in accrued expenses and other liabilities on the consolidated statement of financial condition.

Note 3. Deposit With Clearing Broker and Receivable from Broker-Dealer

The Company has a clearing agreement with Pershing LLC (Pershing). Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a deposit with Pershing of $25,000, which is recorded as a deposit with clearing broker in the consolidated statement of financial condition. The Company also maintains two money market accounts with Pershing. These accounts had a balance of $1,571,581 at December 31, 2005.

Note 4. Benefit Plans

The Company participates in the Parent's 401(k) retirement plan and its medical health insurance plan that covers substantially all employees. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions for 100% of the first 2% and 50% of the next 2% of participants' contributions. The Company may also make discretionary contributions.

Note 5. Commitments and Contingent Liabilities

Future minimum payments of $39,988 under the lease are due during the year ending December 31, 2006. The Company's lease with a third party expires in July of 2006, after which the Company will rent from its Parent on a month-to-month basis.

In the normal course of business, the Company is involved in various claims, legal actions and regulatory matters. The Company currently has in effect a securities broker/dealer's professional liability insurance policy. Management is of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $1,433,432, which was $1,383,432 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.50 to 1.

Note 7. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Vision Insurance Services, Inc.	Vision Asset Management, Inc.	Total
Total assets - cash	$ 25,000	$ 67,591	$ 92,591
Total liabilities	-	-	-
Total stockholder's equity	$ 25,000	$ 67,591	$ 92,591

The Company computes its net capital on an unconsolidated basis. The stockholder's equity of the consolidated subsidiaries of $92,591 is excluded in computing the Company's net capital under rule 15c3-1.

Note 8. Off-Balance Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with its parent. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at December 31, 2005 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

McGladrey & Pullen
Certified Public Accountants

Vision Investment Services, Inc. and Subsidiaries (A Subsidiary of MB Financial, Inc.)

Consolidated Statement of Financial Condition Report
December 31, 2005

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C.
203 SECTION

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.